

ANNUAL REPORT 2010

PSB Holdings, Inc.

FLEXIBLE STRONG & COMMUNITY OWNED

DEAR SHAREHOLDERS

I am proud to report 2010 operating results that set new milestones for our company. These milestones include record earnings of $3.04 per diluted share, 52% higher than 2009 earnings of $2.00 per share, and 11% greater than the previous high earnings of $2.74 per share during 2003. We also reached a high of $621 million in total assets after growing $14 million during 2010. Compared to our industry, 2010 results were very strong and our 10.59% return on equity ranked in the top 15% of our national public company peer group, up from the top 25% in 2009. This financial performance was outstanding in light of current economic conditions and regulatory pressures on our industry.

Our results provided true value to shareholders, with a 25th consecutive year of increased cash dividends declared and a 10% increase in tangible net book value per share. While some banks have been forced to raise capital at the expense of common shareholders during the recession, our tangible net book value per share has enjoyed a cumulative annual growth rate of 8% during the past three years.

So what has allowed us to produce this kind of historical result? I believe it is the FLEXIBILITY we have in working with our customers, prospects, and communities within our core values: Agility, Teamwork, Knowledgeable, Accountability, and Pride in Peoples. Consistently strong earnings provide us the STRENGTH to invest in our local businesses and communities for continued growth. Lastly, it is our tradition of COMMUNITY OWNERSHIP which avoids Wall Street's shortsighted demands or the control of a select few.


EARNINGS AND DIVIDENDS PER SHARE
$3.04
$2.00
$0.70
$0.72
'06
'07
'08
'09
'10
Earnings per share
Dividends per share

FLEXIBILITY

"If there is anything that a man can do well, I say let him do it. Give him a chance." Abraham Lincoln. This is how we approach and partner with our customers. If they are good at what they do, have a solid business plan and a strong management team, we work with them through challenging times. Our asset size and wide ranging product lineup enables us to meet all the financial needs of larger locally owned businesses as well as individuals purchasing their first home or opening their first checking account. Our localized decision making allows us to move quickly to meet the demands of customers and pursue identified market expansion opportunities.

STRENGTH

PSB's strength is built on consistent and conservative lending practices and a culture of low operating expenses which have supported strong earnings. Positive financial results are generated by a staff of professionals dedicated to hard work for customer service excellence, and are some of the best I've ever had the privilege to work with. Our financial strength allows us to serve local businesses with credit needs over $10 million, and our strong capital and earnings position provides us with favorable funding costs and lower FDIC insurance premiums. Our larger asset size relative to other community banks in our market provides us the economies of scale required to manage emerging regulatory requirements. In addition, our 2010 upgrade in data processing systems provides us a scalable platform for customer and product growth.


TOTAL ASSETS AND SERVICED MORTGAGES
(AT DEC. 31)
$170,891
$501,840
$260,097
$621,093
'06
'07
'08
'09
'10
Loans Serviced for Others ($000s)
Total Assets ($000s)

COMMUNITY OWNERSHIP

Community ownership implies that the success of the bank should benefit all in the community, whether customers, employees or shareholders. As a locally owned corporation, our stakeholders have helped us grow and prosper in our communities and our success is your success. In addition, many of our new customers indicate they appreciate our community focus and local decision making. We make long term investments for the future success of the bank as well as our communities and avoid taking unnecessary risks to obtain short term profits. The vision of the founders of Peoples State Bank, to meet the needs of local small business owners and their employees, is as alive today as it was back in 1962.

THE FUTURE

Our company and industry will change at an accelerated rate during the next few years. The Dodd-Frank Act is a massive piece of banking legislative reform that will impact how we do business and creates roadblocks to growing fee income. Proposed limitations on debit card interchange income will cause us to reexamine our product structure and seek efficiencies to our existing delivery systems to maintain profit growth. Although our products and services will have to change to accommodate emerging legislation and the needs of our customers, our commitment to stakeholders will not. We will continue to provide valued services and products to our communities that will drive shareholder value.

The headwinds to community bank profits from regulatory and technological changes will frustrate many smaller community banks unable to capitalize on these emerging trends. Because of this, we expect to pursue opportunities to expand our geographic footprint through acquisition, merger, or new branch locations. The success of an acquisition is based on preparation and due diligence prior to the transaction. We are taking a closer look at our day-to-day operations and preparing all employees for their involvement in a well executed transaction. When the right fit for expansion comes along, you can be sure we are ready.


RETURN ON EQUITY AND ASSETS
10.59%
0.79%
'06
'07
'08
'09
'10
Return on Equity
Return on Assets


NET BOOK VALUE
(PER COMMON SHARE)
$27.11
$29.85
'06
'07
'08
'09
'10


REVENUE PER EMPLOYEE
(TAX ADJUSTED $000s)
$179
$198
'06
'07
'08
'09
'10
Tax adjusted net interest income and fees excluding security sale gains (losses)


OPERATING EXPENSE TO AVERAGE ASSETS
2.55%
2.64%
'06
'07
'08
'09
'10
FDIC and Foreclosure Costs
Operating Expenses


TOTAL CAPITAL TO ASSETS
(AT DECEMBER 31)
12.49%
14.27%
6.97%
7.52%
'06
'07
'08
'09
'10
Tangible Common Book Equity
Total Regulatory Capital


ALLOWANCE FOR LOAN LOSSES
& CHARGE-OFFS TO GROSS LOANS
1.71%
1.81%
.37%
.33%
'06
'07
'08
'09
'10
Net Loan Charge-Offs % During Year
Allowance for Loan Losses % at Dec. 31

Abraham Lincoln also said "The best thing about the future is that it comes one day at a time." Step-by-step and by working together we will continue to grow PSB amidst the coming changes, for wider community impact, a larger customer base, and continued strong shareholder returns. As our mission statement says, "AT PEOPLES, IT'S ABOUT YOU: OUR CUSTOMERS, EMPLOYEES AND SHAREHOLDERS!"



Sincerely,



Peter W. Knitt
President & CEO
PSB Holdings, Inc. & Peoples State Bank

summary balance sheets
($000s except per share data)

	2010	2009	2008	2007	2006
Cash and cash equivalents	**$40,331**	$26,337	$13,172	$21,127	$25,542
Securities	**108,379**	106,185	102,930	97,214	80,009
Loans receivable, net	**431,801**	437,633	424,635	387,130	369,749
Premises and equipment	**10,464**	10,283	10,929	11,082	11,469
Other assets	**30,118**	26,416	18,820	17,632	15,071
Total assets	**$621,093**	$606,854	$570,486	$534,185	$501,840
Deposits	**$465,257**	$458,731	$427,801	$402,006	$391,415
FHLB advances	**57,434**	58,159	65,000	57,000	60,000
Other borrowings	**31,511**	28,410	25,631	26,407	3,995
Senior subordinated notes	**7,000**	7,000	0	0	0
Junior subordinated debentures	**7,732**	7,732	7,732	7,732	7,732
Other liabilities	**5,469**	4,552	4,423	4,425	4,251
Stockholders' equity	**46,690**	42,270	39,899	36,615	34,447
Total liabilities and stockholders' equity	**$621,093**	$606,854	$570,486	$534,185	$501,840
Tangible net book value per share	**$29.85**	$27.11	$25.76	$23.70	$21.67

summary statements of income
($000s except per share data)

	2010	2009	2008	2007	2006
Net interest income	**$19,099**	$16,951	$14,407	$14,135	$13,772
Provision for loan losses	**1,795**	3,700	885	480	495
Net interest income after loan loss provision	**17,304**	13,251	13,522	13,655	13,277
Noninterest income	**5,363**	5,576	3,184	3,700	3,276
Operating expenses	**15,925**	14,829	12,566	11,948	11,702
Net income before income taxes	**6,742**	3,998	4,140	5,407	4,851
Provision for income taxes	**1,988**	882	839	1,267	1,424
Net income	**$4,754**	$3,116	$3,301	$4,140	$3,427
Diluted earnings per share	**$3.04**	$2.00	$2.13	$2.64	$2.07
Cash dividends per share	**$0.72**	$0.70	$0.68	$0.66	$0.64
Average common shares outstanding	**1,564,256**	1,559,285	1,548,898	1,565,212	1,645,603
Return on average assets	**.79%**	.54%	.61%	.82%	.69%
Return on average equity	**10.59%**	7.38%	8.63%	11.79%	9.84%


BEING LOCAL
Peoples
PEOPLES
STATE BANK

Seeing the Potential goes beyond products and services. Through our time, money, or both, Peoples and our employees have helped build on this belief in the local communities we live and work, being an example of what it means to be a good neighbor.

During 2010, employees of Peoples proudly volunteered more than 6,400 hours and contributed over $100,000 to community organizations and programs throughout Central and Northern Wisconsin.

100%
of employees volunteered

$100K
plus, to community organizations

6,400
hours volunteered by employees

SENIOR MANAGEMENT

Keith Baars
Vice President
Commercial Lending
& Loan Operations

Scott Cattanach
Senior Vice President
Chief Financial Officer

Leif Christianson
Vice President
Chief Information Officer

Pat Heier
Senior Vice President
Commercial Lending

Tom Knudsen
Senior Vice President
Northern Market President

Peter Knitt
President
Chief Executive Officer

Chris Pfender
Vice President
Risk Management

John Proulx
Senior Vice President
Residential Lending

Donna Staples
Senior Vice President
Human Resources Director


Keith Baars
Pat Heier
John Proulx


eoples
ancial
Peter Knitt
Chris Pfender
Leif Christianson
Donna Staples
Tom Knudsen
Scott Cattanach

BOARD OF DIRECTORS

Gordon P. Connor
President
Connor Management Corp.

Patrick L. Crooks
Chairman of
Peoples State Bank
Attorney & President
Crooks, Low, & Connell, S.C.

William J. Fish
President
BILCO, Inc.
(McDonald's Franchisee)

Charles A. Ghidorzi
Managing Member
Ghidorzi Construction
Company, LLC

Gordon P. Gullickson
Chairman of PSB Holdings, Inc.
Retired President
of Peoples State Bank

Peter W. Knitt
President & CEO
PSB Holdings, Inc.
& Peoples State Bank

David K. Kopperud
Retired President
of Peoples State Bank

Thomas R. Polzer
President
M&J Sports, Inc.

William M. Reif
President & CEO
Wausau Coated
Products, Inc.

Thomas A. Riiser
Retired President
of Riiser Oil Co., Inc.

Timothy J. Sonnentag
President & CEO County
Materials Corporation

DIRECTORS EMERITUS
Leonard C. Britten
Lawrence Hanz, Jr.
John H. Sonnentag
Eugene Witter



FRONT ROW: David Kopperud, Gordon Gullickson, Patrick Crooks, Peter Knitt BACK ROW: William Reif, Thomas Riiser, Thomas Polzer, William Fish, Charles Ghidorzi, Gordon Connor, Timothy Sonnentag



Kevin Kraft
COO/CFO
JARP Industries, Inc.
Schofield, WI

Karla Kieffer
Co-owner and VP Sales
SUN Printing
Wausau, WI

WELCOME NEW BOARD MEMBERS

Karla Kieffer and Kevin Kraft

"We are excited to have Ms. Kieffer and Mr. Kraft join our board of directors. They are both respected business professionals in their industries and actively involved in our community. Ms. Kieffer and Mr. Kraft will continue our strategic vision of a locally owned and operated community bank."

\- Peter Knitt

AT PEOPLES, IT'S ABOUT YOU:

our customers, employees and shareholders.

stock symbol PSBQ
investor site www.psbholdingsinc.com